January 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Crotty

Re:         CureVac N.V.

Registration Statement on Form F-1

File No. 333-252391

Acceleration Request

Requested Date:  January 27, 2021

Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc. and Jefferies LLC, as representatives of the several underwriters, hereby joins CureVac N.V. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-252391) (the “Registration Statement”) to become effective on January 27, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BofA Securities, Inc.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

JEFFERIES LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director

cc:  Franz-Werner Haas, CureVac B.V.

Richard D. Truesdell Jr., Davis Polk & Wardwell LLP

Nathan Ajiashvili, Latham & Watkins LLP

[Signature Page to Acceleration Request]